Exhibit 99.6

UNITED UTILITIES PLC – DIRECTOR’S DECLARATION

The following information is provided in compliance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules in respect of the appointment of Mr Paul Heiden as a Non-Executive Director of United Utilities PLC with effect from 5 October 2005 (as announced on 27 September 2005).

i) Mr Heiden is currently a director of FKI plc (appointed on 2 January 2003) and a non-executive director of Filtrona plc (appointed 12 May 2005). In the past five years he has been a director of the following public quoted companies:

Bunzl plc (resigned 5 June 2005)
Rolls-Royce plc (resigned 31 December 2002)

ii) There are no details to disclose under paragraph 9.6.13 (2) to (6) of the Listing Rules in relation to Mr Heiden.

In accordance with s329 of the Companies Act 1985 (as amended) at the date of his appointment, Mr Heiden had no interest in ordinary shares or options in United Utilities PLC.

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".